

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010   June 27, 2008

<u>By U.S. Mail and facsimile</u>

Mr. Alvaro Vollmers
Chief Executive Officer
Columbus Ventures Inc.
810 Peace Portal Drive
Suite 210
Blaine, WA 98230

>   **Re: Columbus Ventures Inc.**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed May 23, 2008**
>   **File No. 0-52565**

Dear Mr. Vollmers:

        We have completed our review of your information statement and have no further comments at this time.

>   Sincerely,

>   Anne Nguyen Parker
>   Branch Chief

cc: Charles Hethey, Esq. (by facsimile, 604-687-6650)
        D. Levy